May 16, 2007

Mail Stop 6010

Leo Shi Young
Chief Executive Officer
Solar Enertech Corporation
1600 Adams Drive
Menlo Park, CA 94025

> **Re: Solar Enertech Corporation**
> **Registration Statement on Form SB-2**
> **Filed April 23, 2007**
> **File No. 333-142310**

Dear Mr. Young:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

1.   Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

2.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder

has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes, clearly separating the proceeds from each sale, and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

3.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

- the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

- the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

  - if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

  - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

- the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the

> sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

> If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

4.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

    - market price per share of the underlying securities on the date of the sale of that other security;

    - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

        - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

        - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

    - the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

5.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible note transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Two;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Three and Comment Four.

    Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment Two and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to Comment Three divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

6.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with

the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

7.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

8. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  - the date on which each such selling shareholder entered into that short position; and

  - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

9. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

10.   We note that you have registered for resale more shares than underlie the outstanding securities. If you do not have an obligation to issue those shares until a triggering event that has not yet occurred, it is premature to register the shares for resale at this time.

11.   Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Summary Financial Information, page 6

12.   We note from the paragraph preceding the columns that the amounts in the columns were derived from your audited and unaudited financial statements. As such, please remove the words 'audited' and 'unaudited' from the column headings to avoid the impression that the financial data is audited, as opposed to being derived from audited information.

13.   Please reconcile the basic and diluted net loss per share from continuing operations for the three months ended December 31, 2006 with the amount presented in your consolidated statements of operations for the three months ended December 31, 2006.

14.   Please revise your presentation of loss per share so that you do not present amounts in excess of two decimal places to avoid implying a greater degree of precision than exists.

15.   Please include a footnote discussing the restatement or referring to where the restatement is disclosed. Please similarly revise your presentations on page 19.

Management's Discussion and Analysis or Plan of Operation, page 16

Overview, page 16

16.   We note the discussion of your joint venture with Shanghai University. However, please revise to summarize any product research and development that you will perform during the next twelve months consistent with Item 303(a) of Regulation S-B, or tell us why the information is not required to be disclosed.

Liquidity and Capital Resources, page 20

17.   We note the disclosure on page 8 with respect to the number of employees you expect to hire and the approximate cost of the second production line. We note the disclosure on page 9 with respect to your agreement to acquire silicon. Please revise to include all of the disclosures required by Item 303(a) of Regulation S-B, or tell us why the information is not required to be disclosed.

18.   In addition, please disclose the nature and amount of each significant expenditure included in the $45 million disclosed in the fourth paragraph of this section and your expected timeframe for these expenditures.

19.   Please clarify in your disclosure whether minimum purchase requirement of 100,000 kilos relates to 2007 or the 10 year term of the agreement.

20.   We note the disclosure on page 13 of your projected expenses over the next 12 months in amendment no. 1 to your Form 10-QSB for the quarter ended December 31, 2006. Please revise to provide similar disclosures in your Form SB-2, or tell us why you believe this information is not required to be disclosed.

Experts, page 35

21.   Please revise to refer to all of the periods audited by Malone & Bailey, PC and Morgan & Company, Chartered Accountants, as referred to in their audit reports. Please also consider any changes as a result of our comments below on these audit reports.

Financial Statements, page F-1

22.   Please revise to reconcile this index and the actual page numbers for each section of your financial statements.

23.   Please update the financial statements, as applicable, as required by Item 310(g) of Regulation S-B.

Interim Condensed Financial Statements, page F-2

Consolidated Interim Balance Sheets, page F-1

24.   Please revise to refer to the September 30, 2006 column as restated. We note from page F-9 that the amounts on that balance sheet for September 30, 2006 are restated. Otherwise, tell us why the current presentation is appropriate.

Consolidated Interim Statements of Operations, page F-2

25.   Please revise to reflect interest income within your continuing operations. Otherwise, explain to us why the current presentation is appropriate under U.S. GAAP. For example, please see Item 5-03 of Regulation S-X. This comment also applied to your presentation on page F-10.

Note 2. Inventory, page F-4

26.   You disclose that you may reverse inventory reserves or write-downs if actual market conditions become more favorable. Please revise your accounting policy, consistent with footnote 2 to paragraph 2 of ARB 43, Chapter 4, so that once inventory has been written down at the end of your fiscal year it is not subsequently written-up. Otherwise, explain to us how your current policy complies.

Note 4. Equity Transactions, page F-4

Options, page F-5

27.   Please tell us the underlying fair value of your common stock used in calculating the fair value of the stock options granted to Mr. Xie and Mr. Young. Please also tell us how you determined that fair value.

Note 5. Commitments and Contingencies, page F-5

28.   Please tell us and disclose the significant terms of the joint venture agreement with Shanghai University and how you are accounting for the joint venture.

Note 6. Restatement, page F-5

29.   Please reconcile the decrease in your net loss of $39,482 for the quarter ended
        December 31, 2006 with the amount included in the first bullet point preceding
        the table reflecting a total restatement to increase your net loss by $9,870 for the
        quarter ended December 31, 2006.

Consolidated Annual Financial Statements, page F-7

Report of Independent Registered Public Accounting Firm, page F-7

30.   Please include an audit opinion on the cumulative period from the date of
        inception through September 30, 2006 for your statements of operations, cash
        flows, and changes in stockholder's equity.

31.   Since your current auditors refer to the report of other auditors on the financial
        statements for the period from July 7, 2004 through September 30, 2005, please
        revise to include that audit report.

32.   Further to the above, you disclose on page 1 that your current auditors have issued
        a going concern opinion. However, we note that the opinion included on page F-7
        does not include a going concern explanatory paragraph. Please reconcile. Please
        also refer to AU Section 341 and FRC 607.02 and ensure that your MD&A and
        notes to your financial statements include all of the required disclosures.

33.   In this regard we note that the opinion on page F-8 does include a going concern
        explanatory paragraph but that you have not included the disclosures referenced
        in that paragraph. Please reconcile.

Statements of Operations, page F-10

34.   Please revise to present a functional income statement as opposed to a income
        statement based on expense classification.

Notes to Financial Statements, page F-13

Note 2. Summary of Significant Accounting Policies, page F-13

-Principles of Consolidation and Basis of Accounting, page F-13

35.   Please provide us with your analysis under FIN 46R in determining that Infotech
        (Shanghai) Solar Technologies Ltd. is a VIE and that you are the primary
        beneficiary. Discuss in sufficient detail the nature of any control relationships
        relevant to your determination. Discuss why you believe that the agency
        agreement would obligate you to absorb any losses or bear any risks other than
        those for which Infotech operated as your agent. Tell us the nature and amount of
        any significant assets, liabilities, or expenses of Infotech.

36.   Please disclose the significant terms of the agency agreement with Infotech
        (Shanghai) Solar Technologies Ltd.

37.   Further to the above, please revise your filing to include the disclosures required
        by paragraphs 23 and 25 of FIN 46(R).

38.   With a view towards disclosure, please tell us about any legal or tax implications
        of the using an agent in China as opposed to a legal subsidiary. It appears that all
        legal agreements such as the lease and employment agreements in China are made
        in the agent's name and not the company's name. Similarly, it appears that the
        assets you have in China are also held in the agent's name. Tell us your
        consideration of SAB Topic 6.K.2.

-Stock-Based Compensation, page F-16

39.   We note your disclosures here and MD&A related to the adoption of SFAS
        123(R) and that you account for your options granted to directors and employees
        in accordance with APB 25, SFAS 123, and SFAS 123(R). Please note that SFAS
        123 (R) was effective for small business issuers as of the beginning of the first
        interim or annual reporting period that begins after December 15, 2005. SFAS
        123, as amended by SFAS 148, and APB 25 were effective for all period prior to
        that date. Please revise your filing to specifically disclose when you adopted
        SFAS 123(R) and to provide all of the disclosures required by paragraphs 85-85
        of SFAS 123(R), as applicable.

Note 7. Notes Payable, page F-18

40.   We note from your disclosures contained in Item 26 that you issued a $300,000
        convertible note to Coach Capital LLC on July 3, 2006 and that this convertible

note may be converted at the rate of $.60 per share into units comprised of one share of common stock and one warrant to purchase a share of common stock at an exercise price of $.60 per share. We further note that you included the convertible note as exhibit 10.17 and that the note appears to be issued on February 4, 2007. Please tell us and revise your filing here and within Item 26 to clarify when this note was issued, how you accounted for this convertible note within the consolidated balance sheet, and how you accounted for this note including the conversion feature. Refer to the guidance in EITF 98-5 and EITF 00-27.

Note 14. Restatements F-22

41.   We note from your Form 8-K dated March 6, 2006, that Jean Blanchard, a former director and officer of the company and a majority shareholder, issued common stock options to Mr. Young and Mr. Xie in connection with their assuming positions as directors and officers of the company. From your disclosure in the Form 8-K and on page 31 of the Form SB-2, she granted an option for 36 million shares at $0.0001 to Mr. Young and an option for 1.5 million shares at $0.0001 to Mr. Xie. Please respond to the following:

- From the information provided in the March 6, 2006 Form 8-K, it appears that Ms. Blanchard and the other former shareholders retained all of the 72,700,012 common shares, although Ms. Blanchard did issue the options noted above on a portion of those shares. Please tell us why the number of shares attributed to Ms. Blanchard on page 31 of the Form SB-2 is only 13,250,000.
- In this regard, explain how she is able to issue an option for 25,250,000 shares to Mr. Young and 1,500,000 shares to Mr. Xie if she holds only 13,250,000 shares.

Note 13. Subsequent Events, page F-21

42.   Please tell us how you will account for the units issued on March 7, 2007. Your response should be sufficiently detailed to explain how you evaluated the accounting for and measurement and classification of the instruments. For example, to the extent applicable discuss your consideration of SFAS 150 and 133 and EITF 00-19 and 98-5.

Exhibit 23.1 Consent of Malone & Bailey, PC

43.   Please provide a currently dated and signed consent of your independent accountants with the filing of your next amendment that gives consent to use of their audit report in this Form SB-2. Within the revised consent contained in your

next amendment, please ensure that your independent auditors also reference the financial statements for the cumulative period from inception through September 30, 2006.

Exhibit 23.2 Consent of Morgan & Company, Chartered Accountants

44.   We note that your independent auditors have consented to the use of their audit report dated November 23, 2005 which appears in the annual report on Form 10-KSB/A for the year ended September 30, 2005. Please provide a currently dated and signed consent of your independent accountants with the filing of your next amendment that gives consent to use of their audit report in this Form SB-2 and the reference to the firm as an expert and that references the financial statements for the cumulative period from inception to date through September 30, 2005.

Amended Form 10-KSB for the Fiscal Year Ended September 30, 2006

45.   Please amend your annual report to address the comments issued in this letter, as appropriate.

Item 8A. Controls and Procedures, page 27

46.   We note your disclosure that your "President and Acting Chief Financial Officer, concluded that [your] disclosure controls and procedures [were] not effective to ensure that all material information required to be disclosed in [your] Annual Report has been made known to him in a timely fashion" The language that is currently included after the words "not effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your filing or revise the disclosure so that the language that appears after the words "not effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Exhibit 31.1 and Exhibit 31.2

47.   We note that the identification of the company as a 'registrant' and not a 'small business issuer' in the certifications required by Exchange Act Rule 13a-14(a). In future filings, the reference should be changed to conform to the exact wording required by Item 601(b)(31) of Regulation S-B. Please note that this also applies to your December 31, 2006 Form 10-Q.

Amended Form 10-QSB for the Quarter Ended December 31, 2006

48.   Please amend your quarterly report to address the comments issued in this letter, as appropriate.

Item 3. Controls and Procedures, page 14

49.   We note that you included two evaluations of your disclosure controls and procedures at December 31, 2006 and determined in both instances that your disclosures and controls were not effective. Please revise your filing to disclose only one evaluation of your disclosure controls and procedures and the reasons that you concluded that your disclosure controls were not effective at December 31, 2006.

50.   Further to the above, in one of your conclusions, we note your "Chief Executive Officer concluded that, as of December 31, 2006, [your] disclosures and controls were not effective to ensure that information required to be disclosed in the Company's Exchange Act reports was recorded, processed, summarized and reported on a timely basis." The language that is currently included after the words "not effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the additional language or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

51.   We note your disclosure that there were "no significant changes" in your internal controls. To the extent that your disclosure was provided to address Item 308(c) of Regulation S-B which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting. Please correct the disclosure in future filings, including the amended 2006 Form 10-KSB to address all changes or advise us.

Amended 10-KSB for the Fiscal Year Ended September 30, 2005

52.   Please amend to include an audit report on the financial information from inception through September 30, 2005.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-6103 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc(via facsimile): Jody R. Samuels, Richardson & Patel LLP